Exhibit (a)(1)

State of Delaware Secretary of State Division of Corporations Delivered 04:11 PM 06/17/2013 FILED 03:39 PM 06/17/2013 SRV 130783614 – 5352287 FILE

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

•	First: The name of the trust is Calamos ETF Trust

•	Second: The name and address of the Registered Agent in the State of Delaware is

The Corporation Trust Company

1209 Orange Street

Wilmington, DE 19801

•	Third: The Statutory Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

•	Fourth: (Insert any other information the trustees determine to include therein.)

By:	/s/ J. Christopher Jackson
Trustee(s)

Name:	J. Christopher Jackson
Typed or Printed